SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                ------------

                               SCHEDULE TO/A
                               (RULE 14d-100)
               Tender Offer Statement Under Section 14(d)(1)
         or Section 13(e)(1) of the Securities Exchange Act of 1934
                             (AMENDMENT NO. 3)


                             IFR SYSTEMS, INC.
                     (Name of Subject Company (issuer))

                          TESTCO ACQUISITION CORP.
                        a wholly owned subsidiary of

                           AEROFLEX INCORPORATED
                    (Names of Filing Persons (offerors))

                                ------------

                   Common Stock, Par Value $.01 Per Share
         (Including the Associated Rights to Purchase Common Stock)
                       (Title of Class of Securities)

                                ------------

                                 449507102
                   (CUSIP Number of Class of Securities)

                               Michael Gorin
                                 President
                           Aeroflex Incorporated
                           35 South Service Road
                            Plainview, NY 11803
                         Telephone: (516) 694-6700
                    (Name, address and telephone number
                  of person authorized to receive notices
                   and communications on behalf of filing
                                  persons)
                                  Copy to:


Blaine V. Fogg, Esq.                                Nancy D. Lieberman, Esq.
Skadden, Arps, Slate, Meagher                       Blau, Kramer, Wactlar
  & Flom LLP                                          & Lieberman, P.C.
Four Times Square                                   100 Jericho Quadrangle
New York, NY 10036                                  Jericho, NY 11753
Telephone: 212-735-3000                             Telephone: 516-822-4820

                         CALCULATION OF FILING FEE
================================================================================
Transaction Valuation*                                    Amount Of Filing Fee**
     $12,485,984                                                  $1,149
--------------------------------------------------------------------------------
* Estimated for the purpose of calculating the filing fee only in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based upon (a) $1.35 multiplied by (b) 9,248,877, representing the number of shares of common stock, par value $.01 per share of IFR Systems, Inc. (including the associated rights to purchase common stock, the "Shares") outstanding as of April 19, 2002 plus the maximum number of Shares issuable pursuant to outstanding options.

** The amount of the filing fee calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals the product of .000092 and the transaction value. On April 19, 2002, $1,029 of the filing fee was paid; $120 of the filing fee is paid herewith.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A                 Form or Registration No.: N/A
     Filing party: N/A                           Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


         This Amendment No. 3 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on April 19, 2002 and amended and supplemented by Amendment No. 1 thereto dated April 22, 2002 and Amendment No. 2 thereto dated April 29, 2002, relates to the offer by Testco Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Aeroflex Incorporated, a Delaware corporation ("Aeroflex"), to purchase all of the outstanding shares of common stock, par value $.01 per share (including the associated rights to purchase common stock, the "Shares") of IFR Systems, Inc., a Delaware corporation (the "Company"), at a price of $1.35 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated April 19, 2002, and in the related Letter of Transmittal (which together constitute the "Offer"), previously filed as exhibits (a)(1) and (a)(2), respectively, the Schedule TO.

         In connection with the filing of the Schedule TO on April 19, 2002, only $1,029 of the $1,149 filing fee payable pursuant to Rule 0-11(d) and Section 13(e) under the Securities Exchange Act of 1934, as amended, was inadvertently paid; the balance of $120 of the filing fee is being paid herewith.



                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            TESTCO ACQUISITION CORP.


                                            By: /s/ Charles Badlato
                                            Name: Charles Badlato
                                            Title: Treasurer


                                            AEROFLEX INCORPORATED


                                            By: /s/ Charles Badlato
                                            Name: Charles Badlato
                                            Title: Treasurer


Dated: May 8, 2002